                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                               ARTISTdirect, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    04315D400
                                 (CUSIP Number)

                                 Jonathan Brooks
                           JMB Capital Partners, L.P.
                      1999 Avenue of the Stars, Suite 2040
                          Los Angeles, California 90067
                                 (310) 286-2929
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     JMB Capital Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,916,667
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
  Reporting    9.   Sole Dispositive Power
 Person With
                    1,916,667
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,916,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 04315D400

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Smithwood Partners, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,916,667
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
  Reporting    9.   Sole Dispositive Power
 Person With
                    1,916,667
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,916,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 04315D400

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jonathan Brooks
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,916,667
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
  Reporting    9.   Sole Dispositive Power
 Person With
                    1,916,667
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,916,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 04315D400

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Smithwood Advisers, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,916,667
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
  Reporting    9.   Sole Dispositive Power
 Person With
                    1,916,667
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,916,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN, HC
--------------------------------------------------------------------------------

CUSIP No. 04315D400

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Smithwood General Partner, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Inapplicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power

                    1,916,667
  Number of    -----------------------------------------------------------------
   Shares      8.   Shared Voting Power
Beneficially
  Owned by          0
    Each       -----------------------------------------------------------------
  Reporting    9.   Sole Dispositive Power
 Person With
                    1,916,667
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,916,667
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of ARTISTdirect, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by JMB Capital Partners, L.P., Smithwood Partners, LLC, Smithwood Advisers, L.P., Smithwood General Partner, LLC and Mr. Jonathan Brooks, (collectively, the "Reporting Persons").

          JMB Capital Partners, L.P. is a California limited partnership (the "Fund").

          Smithwood Partners, LLC, a California limited liability company (the "General Partner"), is the general partner of the Fund.

          Smithwood Advisers, L.P. is a California limited partnership (the "Investment Adviser") and the Fund's investment adviser.

          Smithwood General Partner, LLC is a California limited liability company ("Smithwood") and is the general partner of the Investment Adviser.

          Mr. Brooks is the controlling owner and manager of Smithwood and the General Partner.

     (b) The principal business address of each Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067.

     (c) The principal business of the Fund and the General Partner is investing in companies.

          The principal business of Smithwood and the Investment Adviser is investment management.

          The principal occupation of Mr. Brooks is investment management.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Brooks is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Inapplicable.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons disposed of an aggregate of 250,000 shares of Issuer's Common Stock as follows: (i) 200,000 shares on December 15, 2006 for $2.68 per share and (ii) 50,000 shares on December 18, 2006 for $2.63 per share.

Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Each Reporting Person may be deemed to be the beneficial owner of 1,916,667 shares (the "Shares") of Common Stock. The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is 19.0% of the outstanding shares of Common Stock. Such percentage is based upon 10,101,837 shares of Common Stock outstanding as of November 21, 2006, which is the total number of outstanding shares of Common Stock after giving effect to the disposition of the 250,000 shares of Common Stock.

     (b) The Fund has sole voting and dispositive power with respect to the Shares owned by it. As general partner of the Fund, the General Partner may be deemed to beneficially own the Shares. As general partner of the Fund, the General Partner has sole voting and dispositive power with respect to the Shares owned by the Fund by virtue of its authority to vote and dispose of such shares. As investment adviser of the Fund, the Investment Adviser has sole voting and dispositive power with respect to the Shares owned by the Fund. As general partner of the Investment Adviser, Smithwood has sole voting and dispositive power with respect to the Shares owned by the Fund. As the sole member and manager of the General Partner and controlling owner and manager of Smithwood, Mr. Brooks beneficially owns the Shares. As the sole member and manager of the General Partner and controlling owner and manager of Smithwood, Mr. Brooks has sole voting and dispositive power with respect to the Shares owned by the Fund by virtue of his authority to vote and dispose of such shares.

     (c) The Fund disposed of (i) 200,000 shares of Common Stock on December 15, 2006 in the open market for $2.68 per share and (ii) 50,000 shares of Common Stock on December 18, 2006 in the open market for $2.63 per share.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number    Description
-------   -----------
1         Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2006

                                        JMB CAPITAL PARTNERS, L.P.

                                        By: Smithwood Partners, LLC,
                                            its General Partner


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Sole Member and Manager


                                        SMITHWOOD PARTNERS, LLC


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Sole Member and Manager


                                        SMITHWOOD ADVISERS, L.P.

                                        By: Smithwood General Partner, LLC,
                                            its General Partner


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Managing Member


                                        SMITHWOOD GENERAL PARTNER, LLC


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Managing Member


                                        JONATHAN BROOKS


                                        /s/ Jonathan Brooks
                                        ----------------------------------------
                                        Jonathan Brooks, an individual

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of ARTISTdirect, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: December 21, 2006

                                        JMB CAPITAL PARTNERS, L.P.

                                        By: Smithwood Partners, LLC,
                                            its General Partner


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Sole Member and Manager


                                        SMITHWOOD PARTNERS, LLC


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Sole Member and Manager


                                        SMITHWOOD ADVISERS, L.P.

                                        By: Smithwood General Partner, LLC,
                                            its General Partner


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Managing Member


                                        SMITHWOOD GENERAL PARTNER, LLC


                                        By: /s/ Jonathan Brooks
                                            ------------------------------------
                                        Name: Jonathan Brooks
                                        Title: Managing Member


                                        JONATHAN BROOKS


                                        /s/ Jonathan Brooks
                                        ----------------------------------------
                                        Jonathan Brooks, an individual